FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 29, 2017

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s announcement regarding Securities Transactions by Persons Discharging Managerial Responsibities under Regulation (EU) No 596/2014 on market abuse.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Securities Transactions by Persons Discharging Managerial Responsibilities under Regulation (EU) No 596/2014 on market abuse

Luxembourg, September 29, 2017 –Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that, in compliance with Regulation (EU) No 596/2014 on market abuse and applicable Luxembourg laws and regulations, the company has received a notification of a securities transaction from a person discharging managerial responsibilities (as defined in such Regulation). The information on reported transactions is publicly available at Tenaris’s website at:

http://files.shareholder.com/downloads/ABEA-2RJSJD/4576096351x0x958304/52354C89-5581-41F9-8925-49FFF653456F/Transactions_by_Persons_Discharging_Managerial_Responsibilities.pdf

In addition, the notice received by Tenaris has been filed with the Commission de Surveillance du Secteur Financier and can be downloaded from https://www.bourse.lu/oam-search.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.